Exhibit 12.1

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016
	(in millions)
Combined Fixed Charges and Preference Dividends:

Interest expense, net of amounts capitalized	$28,432	$109,437
Capitalized interest	$1,638	$3,738
Estimated of interest expense within rental expense	$6,633	$28,133
Preference dividends	$2,252	$9,009
Total Combined Fixed Charges and Preference Dividends	$38,955	$150,317

Earnings as defined:

Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(61,960)	$(127,652)
Fixed charges	$38,955	$150,317
Amortization of capitalized interest	$681	$2,591
Distributed income of equity investees	$—	$—
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—
Interest capitalized	$—	$—
Preference dividends of consolidated subsidiaries	$—	$—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	$(14,243)	$(32,010)
Total of Earnings	$(8,081)	$57,266

Ratio of Combined Fixed Charges and Preference Dividends to Earnings	(4.8)	2.6